MESSAGE TO THE SENIOR NOTE HOLDERS

Norampac Reports Its First Quarter Results

Norampac Inc. ("Norampac") reports a net income of $5.3 million or $1.5 million excluding specific items1 for the quarter ended March 31, 2006. This compares to a net income of $12.4 million or $9.0 million excluding specific items for the same period in 2005.

Consolidated selected information

(In millions of Canadian dollars)

	First quarter		Fourth quarter
	2006	2005	2005
Sales	304.9	320.0	297.5
Operating income (loss) [1]	14.9	23.6	(11.1)
Operating income excluding specific items [1]	9.1	19.0	3.1
Net income (loss)	5.3	12.4	(18.4)
Net income (loss) excluding specific items [1]	1.5	9.0	(8.5)

1- See note on supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "Compared to last quarter and despite a stronger Canadian dollar, we improved our profitability due to higher selling prices for both the containerboard and corrugated products segments combined with lower fibre and energy costs. We intend to carry out our cost reduction initiatives, continue to improve our operations and we are encouraged by the recently announced price increases for our products".

Quarterly Highlights

  Compared to last year's corresponding quarter, profitability was impacted by lower selling prices for the containerboard segment mainly due to a stronger Canadian dollar, which was partially offset by lower fibre, energy, labour and maintenance costs. Moreover, last year's corresponding quarter included a non-recurrent gain on disposal of a fixed asset;
  Compared to the fourth quarter of 2005, profitability improved mainly due to higher selling prices for both the containerboard and corrugated products segments, combined with lower fibre and energy costs;
  The Company's North American primary mill capacity utilisation rate was 99% up from 95% in 2005;
  On March 15, 2006, the Company refinanced, prior to maturity, its revolving credit facility for a five-year term; and
  On April 18, 2006, the company acquired approximately 9,000 hectares of wood lots in the Kamouraska region thereby securing a portion of the wood fibre for the Cabano paper mill.

Sales amounted to $305 million in the first quarter of 2006, compared to $320 million for the corresponding quarter in 2005. Shipments of containerboard in the first quarter of 2006 were approximately at the same level as the first quarter of 2005, despite the permanent closure of our paper machine no. 1 at Red Rock in September 2005. Shipments of corrugated products for the first quarter of 2006 were up by 1%, compared to the same quarter in 2005. Selling prices for the containerboard segment decreased due to the change in the product mix mainly related to the permanent closure of our paper machine no. 1 at Red Rock.

Operating income excluding specific items amounted to $9.1 million in the first quarter of 2006, compared to $19.0 million for the corresponding quarter in 2005. The decrease in operating income excluding specific items is mainly attributable to lower selling prices in the containerboard segment, resulting principally from a stronger Canadian dollar and the aforementioned change in the product mix, which was partially offset by lower fibre, energy, labour and maintenance costs. In addition, the decrease in operating income excluding specific items for the corrugated products segment is mainly attributable to higher board, freight and labour costs.

Supplemental information on non-GAAP measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affect its GAAP measures. The above-mentioned non-GAAP measures provide investors with a measure of performance to compare the Company's results between periods without regard to these specific items. The Company's measures excluding specific items should not be considered in isolation as they have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP, is reconciled to operating income in the following table. This table also reconciles the specific items to their nearest measure as computed in the statement of earnings:

(In millions of Canadian dollars)

	First quarter		Fourth quarter
	2006	2005	2005
Net income (loss)	5.3	12.4	(18.4)
Share of income of equity, accounted investments	-	(0.5)	-
Income tax expense	2.1	4.9	0.2
Interests	7.1	5.4	6.2
Amortization of financing costs	0.3	0.4	0.4
Foreign exchange loss on long term debt	0.1	1.0	0.5

Operating income (loss)	14.9	23.6	(11.1)
Specific items:
Unrealized loss (gain) on derivative financial instruments	(6.9)	1.4	1.7
Closure and restructuring costs	1.1	0.9	5.5
Net loss (gain) on disposal of property, plant and equipment	-	(6.9)	0.3
Write-down on property, plant and equipment	-	-	6.7
Operating income excluding specific items	9.1	19.0	3.1
Net income (loss)	5.3	12.4	(18.4)
Specific items:
Unrealized loss (gain) on derivative financial instruments net of related income taxes	(4.6)	0.9	1.2
Closure and restructuring costs net of related income taxes	0.7	0.6	3.6
Net loss (gain) on disposal of property, plant and equipment net of related income taxes	-	(5.7)	0.2
Write-down on property, plant and equipment net of related income taxes	-	-	4.5
Foreign exchange loss on long-term debt net of related income taxes	0.1	0.8	0.4

Net income (loss) excluding specific items	1.5	9.0	(8.5)

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.45 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX, NYSE) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2004.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental non-GAAP measures" section, which is part to the company's financial statements.

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at March 31, 2006	As at December 31, 2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	5,854	27,156
Accounts receivable and prepaid expenses	214,497	202,476
Income and other taxes receivable	3,875	2,384
Inventories	137,044	138,537
	361,270	370,553
Property, plant and equipment	852,439	860,574
Goodwill	229,076	229,537
Other assets	36,943	33,285
	1,479,728	1,493,949
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	11,084	14,509
Trade accounts payable and accrued liabilities	172,363	169,152
Current portion of long-term debt	459	455
	183,906	184,116
Long-term debt	414,780	412,268
Future income taxes	156,034	154,075
Other liabilities	54,866	59,180
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	924	863
Retained earnings	117,243	131,984
Cumulative translation adjustments	(8,025)	(8,537)
	670,142	684,310
	1,479,728	1,493,949

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)

	For the three-month period
	ended March 31,
	2006	2005

Sales	304,930	320,494
Cost of goods sold and expenses
Cost of goods sold (excluding depreciation and amortization shown below)	236,342	245,965
Loss (gain) on derivative financial instruments (Note 2 )	(4,069)	2,176
Selling and administrative expenses	37,835	35,231
Depreciation and amortization	18,917	19,510
Closure and restructuring costs (Note 4)	1,079	926
Net loss (gain) on disposal of property, plant and equipment	(34)	(6,904)
	290,070	296,904
Operating income	14,860	23,590

Financial expenses
Interests	7,066	5,428
Amortization of financing costs	347	372
Foreign exchange loss on long-term debt	85	951
	7,498	6,751
	7,362	16,839
Income tax expense	2,103	4,935
	5,259	11,904
Share of income of equity-
accounted investments	-	464
Net income for the period	5,259	12,368

The accompanying notes are an integral part of the financial statements.

Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)
	For the three month period
	ended March 31,
	2006	2005

Balance, at beginning of period	131,984	202,204
Net income for the period	5,259	12,368
Dividend paid during the period	(20,000)	(30,000)
Balance, at end of period	117,243	184,572

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)

(unaudited)
For the three-month period
ended March 31,
	2006	2005

Cash flows from:

Operating activities
Net income for the period	5,259	12,368
Adjustments for:
Depreciation and amortization	18,917	19,510
Future income taxes	1,808	(1,120)
Gain on disposal of property,
plant and equipment	(34)	(6,904)
Closure and restructuring costs (Note 4)	1,079	926
Foreign exchange loss on long term debt	85	951
Share of income of equity-accounted
investments	-	(464)
Unrealized loss (gain) on derivative financial instruments	(6,922)	1,372
Other	(423)	1,260
Cash flow from operations	19,769	27,899
Changes in non-cash working capital components	(6,872)	862
Payments of closure and restructuring costs	(2,528)	(875)
	10,369	27,886
Financing activities
Net change in revolving bank credit facility	1,902	21,983
Repayments of long-term debt	(188)	(222)
Costs related to the renewal of a revolving bank credit facility	(535)	-
Net change in excess of outstanding cheques over
bank balances	(3,426)	(20,390)
Dividend paid	(20,000)	(30,000)
	(22,247)	(28,629)
Investing activities
Additions to property, plant and equipment	(9,619)	(8,445)
Proceeds from disposals of property, plant and equipment	31	8,758
Other assets, net	538	4
	(9,050)	317
Change in cash and cash equivalents
during the period	(20,928)	(426)

Translation adjustment with respect
to cash and cash equivalents	(374)	70

Cash and cash equivalents at
beginning of period	27,156	13,519
Cash and cash equivalents at
end of period	5,854	13,163
Supplemental information
Cash and cash equivalents paid for:
Interest	1,506	368
Income taxes	1,244	6,951

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period
	ended March 31,
	2006	2005

Sales
Containerboard	163,159	174,654
Corrugated products	240,508	238,367
Total for reportable segments	403,667	413,021
Other activities and unallocated amounts	18,010	18,717
Intersegment sales	(116,747)	(111,244)
Consolidated sales	304,930	320,494

Operating income before
depreciation and amortization
Containerboard	12,960	11,174
Corrugated products	21,616	28,560
Total for reportable segments	34,576	39,734
Other activities and unallocated amounts	(799)	3,366

Consolidated operating income before
depreciation and amortization	33,777	43,100
Depreciation and amortization	18,917	19,510
Consolidated operating income	14,860	23,590

Additions to property, plant and equipment
Containerboard	3,380	949
Corrugated products	5,964	6,848
Total for reportable segments	9,344	7,797
Other activities and unallocated amounts	275	648
Consolidated additions to property,
plant and equipment	9,619	8,445

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with
Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at March 31, 2006 and December 31, 2005 as well as its results of operations and its cash flow for the three-month periods ended March 31, 2006 and 2005.

The interim consolidated financial statements and notes do not contain all disclosures in annual financial statements. Accordingly, they should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

Note 2 Loss (gain) on derivative financial instruments

	For the three-month period
	ended March 31,
	2006	2005

Unrealized loss (gain) on derivative financial instruments	(6,610)	1,901
Realized loss on derivative financial instruments	2,853	804
Amortization of transitional deferred unrealized gain	(312)	(529)

	(4,069)	2,176

Note 3 Employee future benefits

	For the three-month period
	ended March 31,
	2006	2005

Net periodic expense for defined benefit pension plans	1,089	1,114
Net periodic expense for other employee future benefit plans	1,072	904
Net periodic expense for defined contribution pension plans	1,242	1,317

Note 4 Closure and restructuring costs

The following table provides a reconciliation of all closure and restructuring cost provisions related to the closure of the Montreal corrugated products plant and the restructuring activities of the Red Rock containerboard plant.

	For the three-month period
	ended March 31,
	2006	2005

Balance at beginning of period	3,356	-

Additional provision	1,079	926
Severance payments	(2,498)	(715)
Other closure and restructuring costs payments	(30)	(160)

Balance at end of period	1,907	51

Note 5 Reclassified items

Certain reclassifications have been made to the prior quarterly's consolidated fianncial statements to conform to the presentation adopted in the current quarterly financial statements

Note 6 Subsequent event

On April 18, 2006, the company acquired approximately 9 000 hectares of wood lots in the Kamouraska region, located in the Bas-Saint-Laurent for an approximate consideration of $6.0 million.

Supplemental non-GAAP measures

Operating income and operating income before depreciation and amortization are not measures of performance under Canadian or
U.S. GAAP. The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The Company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company believes to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization.

	For the three-month period
	ended March 31,
	2006	2005
	(unaudited)

Net income	5,259	12,368
Share of income of equity-accounted investments	-	(464)
Income tax expense	2,103	4,935
Financial costs
Interests	7,066	5,428
Amortization of financing costs	347	372
Foreign exchange gain on long-term debt	85	951
Operating income	14,860	23,590
Depreciation and amortization	18,917	19,510
Operating income before depreciation and amortization	33,777	43,100

Cash flow from operating activities	10,369	27,886
Changes in non-cash working
capital components	6,872	(862)
Depreciation and amortization	(18,917)	(19,510)
Current income tax expense	295	6,055
Interests	7,066	5,428
Unrealized gain (loss) on derivative financial instruments	6,922	(1,372)
Closure and restructuring costs	(1,079)	(926)
Payments of closure and restructuring costs	2,528	875
Other non cash adjustments	770	(888)
Gain on disposal of property, plant and equipment	34	6,904
Operating income	14,860	23,590
Depreciation and amortization	18,917	19,510
Operating income before depreciation and amortization	33,777	43,100

Shipments

Containerboard third party (in short tonnes)	165,101	168,216
Containerboard intersegment (in short tonnes)	194,139	189,356
Corrugated products (in thousands of square feet)	3,295,800	3,260,896